[IDT LETTERHEAD]

February 21, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0303

Attn: Mara L. Ransom, Special Counsel

Re:	IDT Corporation.
Schedule TO-I filed February 1, 2006
(File No. 5-48167)

Ladies and Gentlemen:

IDT Corporation, a Delaware corporation (“IDT”), provides its responses to the letter dated February 7, 2006 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the filing described below are reflected in an amendment to the Schedule TO-I (as amended, including all exhibits thereto, the “Schedule TO”) being filed simultaneously with this letter, a courtesy copy of which is being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.

Schedule TO

Exhibit (a)(1)(i) – Offer to Purchase

1.	We note your indication that the offer excludes option to purchase 139,578 shares of your Class B Stock. Please supplementally advise us to the reason for this exclusion. We may have further comment upon receipt of your response. Please further clarify whether or not you make any distinction as to whether the options must be vested or unvested in order for them to be available for tender.

We refer the Staff to the cover page of the Offer to Purchase. Option holders who were not employees or directors of, or consultants to, IDT or one of its subsidiaries on February 1, 2006, the date of the Offer to Purchase, or who do not maintain such status through the date of the expiration of the Offer (currently scheduled to expire on March 24, 2006) are not eligible to participate in the Offer. As of the date indicated in the Offer to Purchase, we identified options to purchase 139,578 shares of our Class B Stock that were held by individuals who were not, as of such date, eligible to participate in the Offer. Accordingly, we identified those options as excluded from the Offer.

All outstanding options to purchase our Class B Stock are fully vested. Thus, the vested or unvested status had no impact on eligibility.

2.	See the Summary Term Sheet. In “Why are you making the Offer?” you indicate that the exercise price for the many of the options that are the subject of this offer is greater than $12.35 per share “and has been for an extended period of time.” If not all the options that are subject of this offer have an exercise price that is in excess of $12.35 please revise to be more specific considering you currently refer to “many” and this reference is unclear. Also, clarify your reference to “extended period of time” to be more specific as to exactly how long the exercise price has exceeded the average closing price of your Class B Common Stock.

All of the outstanding options have exercise prices ranging from $2.1875 to $22.30. The market price for shares of the Class B Stock has been below $14.95 and $14.45, the two exercise prices for options to purchase the highest number of shares of Class B Stock (1,765,670 and 1,502,246 shares, respectively) since January 7, 2005. Furthermore, 62.2% of the outstanding options had exercise prices above $12.59, the closing price of the Class B Stock on Friday, February 17, 2006. The Offer to Purchase has been revised in response to this comment. See page 1 and 6 of the Offer to Purchase.

3.	See the first paragraph, which relates to the company’s determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

We confirm that, in the event we waive any condition of the Offer or fail to assert any condition of the Offer, we will be required to make a public announcement of such waiver or failure to assert and, possibly, to extend the Offer. Disclosure of this already appeared on pages 8 through 9 of the Offer to Purchase.

4.	See Section 6. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the reference to “indirectly” in subparagraph (b). Please revise to clarify the conditions in accordance with the comment.

The Offer to Purchase has been revised in response to this comment. See page 9 of the Offer to Purchase.

5.	See Schedule B. Please advise us as to the nature of the purchases by you of Class B Stock during the past 60 days. Specifically, were these open-market purchases? Privately negotiated buy-backs? Are they pursuant to a repurchase plan? We may have further comment upon receipt of your response.

The purchases by IDT of Class B Stock set forth on Schedule B were all open market purchases at market prices pursuant to IDT’s stock repurchase program, which was approved by IDT’s Board of Directors and publicly announced on December 18, 2001.

We also acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or any matters concerning the filing referenced above, please contact me at (973) 438-1000.

Sincerely,

/s/ Ira A. Greenstein

Ira A. Greenstein

President, IDT Corporation